Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

We've been fundraising for a few months now, and we've made great progress! 🙌🏾

Who can help the @bisonvp team get closer to our goal? 😇🙏🏾



Black
Owned

wefunder.com
Invest in Bison Venture Partners: Invest in Award-Winning Innovators Disruptin...
Invest in Award-Winning Innovators Disrupting The Trillion Dollar Blind Spot

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Garry 🦬🔥 | garryjohnsoniii.eth @GarryJohnsonIII · Mar 7
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Legal Disclosure: We're Testing the Waters & here's what that means!
help.wefunder.com/testing-the-wa...

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

EXCITED to share more about @bisonvp on the @KingsCrowd startup investing #podcast! 🙌🏾

If you love what you hear, you can #JoinTheHerd 🦬🔥 by contributing to our current equity crowdfunding campaign: wefunder.com/bisonvp

S/o @SimpleInnovativ! 👊🏾👑



KINGSCROWD

open.spotify.com
Episode 31: Garry Johnson of Bison Venture Partners
Listen to this episode from Kingscrowd Startup Investing Podcast on Spotify. On this episode of the podcast, ...

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Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

1/3) Excited to share my new startup! @bisonvp is building an HBCU student-owned startup studio to incubate talent from the nation's finest institutions.

We're fundraising using equity crowdfunding, so anyone interested can *invest* in our mission: wefunder.com/bisonvp



Bison
Venture Partners
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Garry 🦬🔥 | garryjohnsoniii.eth @GarryJohnsonIII · Oct 22, 2021
Replying to @GarryJohnsonIII
2/3) Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to

---

Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

🦬🔥

Black
Owned

wefunder.com
Invest in Bison Venture Partners: Invest in Award-Winning Innovators Disruptin...
Invest in Award-Winning Innovators Disrupting The Trillion Dollar Blind Spot

1:47 PM · Dec 10, 2021 · Twitter for Android

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2

Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

I'm grateful for all of you who've supported our @bisonvp equity crowdfunding campaign so far! 🙏🏿

There's still room for others to #JoinTheHerd 🦬 🔥

Who's interested?

wefunder.com/bisonvp


BISON

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Garry 🦬🔥 | garryjohnsoniii.eth @GarryJohnsonIII · Dec 9, 2021
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Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

#JoinTheHerd 🦬 🔥

👉🏿 wefunder.com/bisonvp

Legal Disclosure: help.wefunder.com/testing-the-wa...


Join The Herd!
INVEST IN
HBCU STUDENT
ENTREPRENEURS
www.wefunder.com/bisonvp
Bison
Venture Partners

12:29 PM · Dec 3, 2021 from Philadelphia, PA · Twitter for Android

Bison Venture Partners
@bisonvp

🗣📢 Update: We're making amazing progress, and it looks like we found a home for our robotic storefront to operate at @HowardU!

We need your help to hit our fundraising goal and pay off the rest of the machine. 🙏🏿

Invest & #JoinTheHerd 🦬 🔥
wefunder.com/bisonvp/updates

Hello Charles and Garry,

I would definitely be interested in a collaboration for the kiosk to be placed in four libraries total and to start out with two branches, as a pilot:

1. The Undergraduate Library*
2. The Business Library*
3. The School of Law Library
4. The Louis Stokes Health Sciences Library

You and PopCom

5:07 PM · Nov 29, 2021 · Twitter for Android

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Bison Venture Partners @bisonvp · Nov 29, 2021
Replying to @bisonvp
FYI, we're currently "Testing the Waters" on @Wefunder

help.wefunder.com/testing-the-wa...

Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

1/5 @bisonvp is an award-winning management team of entrepreneurs, students, and investors building a more equitable future.

We're fundraising to acquire a robotic storefront & build a startup studio.

Invest: wefunder.com/bisonvp

Disclosure: help.wefunder.com/testing-the-wa...



wefunder.com
Invest in Bison Venture Partners: Invest in Award-Winning Innovators Disruptin...
Invest in Award-Winning Innovators Disrupting The Trillion Dollar Blind Spot



Bison Venture Partners @bisonvp · Nov 22, 2021

41 investors committed so far! There's still time to #JoinTheHerd

wefunder.com/updates/150590...

Disclosure: help.wefunder.com/testing-the-wa...

Phase I: The Bison.Shop
Our Bison.Shop serves as a physical distribution channel for product-based businesses, providing rich sales analytics and targeted advertising for entrepreneurs.
Bison Shop

wefunder.com

Bison Venture Partners Update | Our First $50k | Use of Funds

Hello, Investor Community! In anticipation of the upcoming holiday, we wanted to check in and provide a few fundraising updates regarding o...

2 4

Bison Venture Partners Retweeted

Garry | garryjohnsonIII.eth @GarryJohnsonIII · Nov 22, 2021

We've reached 41 committed investors in our @bisonvp equity crowdfunding campaign!

Check out how we plan to use our first $50k. Hint: it involves @PopComTech & @gsenconnect.

wefunder.com/updates/150590...

#JoinTheHerd

Disclosure: help.wefunder.com/testing-the-wa...



Phase I: The Bison.Shop
Our Bison.Shop serves as a physical distribution channel for product-based businesses, providing rich sales analytics and targeted advertising for entrepreneurs.

Bison Venture Partners Retweeted

Garry | garryjohnsonIII.eth @GarryJohnsonIII · Nov 18, 2021

VERY exciting times at @bisonvp! We made our deposit on a @PopComTech robotic storefront, which we'll use to partner with Black & Women-Owned retail brands!

We'll also use it as an experiential learning opportunity for undergrads at @HowardU.

Learn more: wefunder.com/updates/150410...

PINNED

Update: We've Made Our Deposit, Help Us Acquire a Robotic Storefront!

You and 5 others



Did you know you can be both an investor AND an entrepreneur?

Did you know you can be both a producer AND a consumer?

Learn more about how you can #invest in @bisonvp: wefunder.com/bisonvp

#JoinTheHerd @PopComTech @THEDawnDickson

I INVEST IN BLACK WOMEN
0:56 393 views

2:49 PM · Nov 14, 2021 · Twitter for Android

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Garry | garryjohnsonIII.eth @GarryJohnsonIII · Nov 14, 2021

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Thread

Garry | garryjohnsonIII.eth
@GarryJohnsonIII

1/3) Excited to share my new startup! @bisonvp is building an HBCU student-owned startup studio to incubate talent from the nation's finest institutions.

We're fundraising using equity crowdfunding, so anyone interested can "invest" in our mission: wefunder.com/bisonvp



Bison
Venture Partners
An HBCU student-owned management consulting firm.
1:10 13.1K views

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Garry | garryjohnsonIII.eth @GarryJohnsonIII · Oct 22, 2021

Replying to @GarryJohnsonIII

2/3) Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. help.wefunder.com/testing-the-wa...

Garry 🦬🔥 | garryjohnsoniii.eth
@GarryJohnsonIII

Did you know that #RegCF allows everyday people to invest in privately held small businesses and tech startups?

I believe this is how we democratize pathways to wealth for all, and @bisonvp aims to help our communities maximize these opportunities. More:



BLACK
OWNED

wefunder.com
Invest in Bison Venture Partners: Invest in Award-Winning Innovators Disruptin...
Invest in Award-Winning Innovators Disrupting The Trillion Dollar Blind Spot

11:58 AM · Nov 1, 2021 · Twitter Web App

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Garry 🦬🔥 | garryjohnsoniii.eth @GarryJohnsonIII · Nov 1, 2021
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Bison Venture Partners Retweeted

Garry 🦬🔥 | garryjohnsoniii.eth @GarryJohnsonIII · Oct 23, 2021
Ever wanted to invest in HBCUs, but didn't know how? Our new company (@bisonvp) has a solution.

Check out our equity crowdfunding campaign and #JoinTheHerd!
wefunder.com/bisonvp

See legal disclosures: help.wefunder.com/testing-the-wa...



BLACK
OWNED

wefunder.com
Invest in Bison Venture Partners: Invest in Award-Winning Innovators ...
Invest in Award-Winning Innovators Disrupting The Trillion Dollar Blind Spot

2 6

---

m.facebook.com/story.php?story_fbid=4941207179222672&id=100000003153188

Now that the fall semester has come to an end,... - Garry Johnson III | Facebook

Garry Johnson III
December 9, 2021 at 5:25 PM ·

Now that the fall semester has come to an end, I wanted to provide a quick update and request for your support in our mission at Bison Venture Partners. We need all the help we can get to achieve our goals, and we'd love to count you in! Support: https://lnkd.in/etffxrXP

Goal 1) Raise a minimum of $50,000 from friends and family

We're currently 'testing the waters' on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. This means that our campaign will not become an official fundraise until we demonstrate we're able to raise a minimum amount of commitments on the platform and subsequently file our Form C with the SEC. You can help us reach fundraising goal by sharing our campaign! https://lnkd.in/etffxrXP

Goal 2) Acquire Our First PopShop Automated Storefront

We've already made a deposit on a Solutions Vending International robotic storefront, and we're working closely with Howard University to explore placement options. We're also in discussions with vendors and small business partners excited to collaborate. Our long-term strategy here is to achieve a franchise-able model allowing us to scale by acquiring additional machines to be operated at various locations across the country.

In case you missed it: Dawn Dickson-Akpoghene, Founder & CEO of PopCom even featured us as an "Early-Stage Start up Companies to Invest in TODAY" https://lnkd.in/eZWkqvDd

Goal 3) Join the Global Startup Studio Network (GSSN) & Start Building!

We plan on participating in the Global Startup Studio Network's next cohort to begin building out our own innovation studio while learning from leaders in the industry. The next cohort kicks off in February 2022.

In anticipation of joining this phenomenal community that will accelerate our growth, we're learning from other startup studios such as Talino Venture Labs who've successfully raised from the community via equity crowdfunding.

Our Ask:
We need your help to achieve our fundraising goal, so please feel free to share our campaign within your networks and across social media. Additionally, feel free to contact me with any recommendations for connections, partners, or resource providers. We're all in this together! https://lnkd.in/etffxrXP

Thank you to everyone at University of Delaware Horn Entrepreneurship and Howard University, School of Business for equipping me with the resources necessary to build a successful business.

Support: https://lnkd.in/etffxrXP

Legal Disclosure: We are 'testing the waters' on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
3mo •

According to **Morgan Stanley**: "Investors report capitalizing multicultural and women-owned businesses at 80% less than businesses overall. Multicultural and women-owned businesses could account for $6.8 trillion in gross receipts if they matched their percentage of the labor force and business revenues were equal to traditional firms. This would represent nearly 3X the current output, with a missed opportunity of $4.4 Trillion."

Well, these **#HBCU** students are disrupting America's trillion dollar blind spot. **Bison Venture Partners** is an innovation management firm founded by MBA Candidates at **Howard University** with a mission to accelerate pathways to wealth through business ownership & investor education. Check us out and **#JoinTheHerd**: **https://lnkd.in/etffxrXP**

Our Goals by 2031:
$100 million in funding to Black-owned businesses.
10,000 new angel investments enabled.
1,000 women business owners supported.
1,000 new jobs created by underrepresented founders.

Check us out and **#JoinTheHerd**: **https://lnkd.in/etffxrXP**

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through **Wefunder**'s platform. Any indication of interest involves no obligation or commitment of any kind.

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
3mo •

Now that the fall semester has come to an end, I wanted to provide a quick update and request for your support in our mission at **Bison Venture Partners**. We need all the help we can get to achieve our goals, and we'd love to count you in! **https://lnkd.in/etffxrXP**

Goal 1) Raise a minimum of $50,000 from friends and family

We're currently 'testing the waters' on **Wefunder** to gauge investor interest in an offering under Regulation Crowdfunding. This means that our campaign will not become an official fundraise until we demonstrate we're able to raise a minimum amount of commitments on the platform and subsequently file our Form C with the SEC. You can help us reach fundraising goal by sharing our campaign! **https://lnkd.in/etffxrXP**

Goal 2) Acquire Our First PopShop Automated Storefront

We've already made a deposit on a **PopCom** robotic storefront, and we're working closely with **Howard University** to explore placement options. We're also in discussions with vendors and small business partners excited to collaborate. Our long-term strategy here is to achieve a franchise-able model allowing us to scale by acquiring additional machines to be operated at various locations across the country.

In case you missed it: **Dawn Dickson-Akpoghene**, Founder & CEO of PopCom even featured us as an "Early-Stage Start up Companies to Invest in TODAY" **https://lnkd.in/eZWkqvDd**

Goal 3) Join the **Global Startup Studio Network** (GSSN) & Start Building!

We plan on participating in the **Global Startup Studio Network**'s next cohort to begin building out our own innovation studio while learning from leaders in the industry. The next cohort kicks off in February 2022.

In anticipation of joining this phenomenal community that will accelerate our growth, we're learning from other startup studios such as **Talino Venture Labs** who've successfully raised from the community via equity crowdfunding.

Our Ask:

We plan on participating in the **Global Startup Studio Network**'s next cohort to begin building out our own innovation studio while learning from leaders in the industry. The next cohort kicks off in February 2022.

In anticipation of joining this phenomenal community that will accelerate our growth, we're learning from other startup studios such as **Talino Venture Labs** who've successfully raised from the community via equity crowdfunding.

Our Ask:
We need your help to achieve our fundraising goal, so please feel free to share our campaign within your networks and across social media. Additionally, feel free to contact me with any recommendations for connections, partners, or resource providers. We're all in this together! **https://lnkd.in/etffxrXP**

Thank you to everyone at **University of Delaware Horn Entrepreneurship Official** and **Howard University School of Business** for equipping me with the resources necessary to build a successful business.

Support: **https://lnkd.in/etffxrXP**

Legal Disclosure: We are 'testing the waters' on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Garry Johnson III posted in **Black Technology Network**

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
3mo •

Hi everyone, myself and a few MBA Candidates at Howard University have launched a new venture, and we'd greatly appreciate your support! We're currently crowdfunding to raise our startup funds and acquire a robotic storefront to be operated on Howard's campus.

Read more and **#Invest**: **https://lnkd.in/etffxrXP**

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

 **Garry Johnson III** (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
3mo •

🙂 Do you believe **#HBCU** students can build successful businesses? Interested in taking a bet on a new firm working to build a more equitable world for all? Don't walk, run, and learn how you can be one of the first investors in **Bison Venture Partners**! Learn more: **https://lnkd.in/etffxrXP**

Our team at **Howard University** is working hard to acquire our first **PopCom** robotic storefront to be operated on campus in collaboration with undergraduate students interested in **#business** and **#marketing**. Learn more: **https://lnkd.in/etffxrXP**

We're just getting started in **#WashingtonDC**, but we'll be expanding our franchise to support other **#HBCUs** across the country. Learn more: **https://lnkd.in/etffxrXP**

One way you can **#support** is by learning how you can be an **#investor** in our new company! Just check out our campaign and be sure to keep an eye out for more exciting updates: **https://lnkd.in/ek_nQU_b**

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through **Wefunder**'s platform. Any indication of interest involves no obligation or commitment of any kind.

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

VERY exciting times at Bison Venture Partners! We made our deposit on a PopCom robotic storefront which we'll use to partner with Black & Women-Owned small businesses. In addition to creating #access to the future of #retail, we'll be use this as an experiential learning opportunity for entrepreneurial undergrads at Howard University. This is how we lift as we climb.

One way you can #support is by learning how you can be an #investor in our new company! Just check out our campaign and be sure to keep an eye out for more exciting updates. https://lnkd.in/ek_nQU_b

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#JoinTheHerd 🦬🔥

#startup #opportunity #learning #opportunity #university #holidays #investor #entrepreneur #smallbusiness #tech #entrepreneurship #thursday #BisonVenturePartners #inclusion



PINNED
Update: We've Made Our Deposit, Help Us Acquire a Robotic Storefront!

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

Did you know you can be both an #investor AND an #entrepreneur? Did you know you can be both a #producer AND a #consumer? 🤔

I'm a proud investor in PopCom which was founded by Dawn Dickson-Akpoghene, and I'm excited to share that my company, Bison Venture Partners, is fundraising to acquire our own PopShop.

The goal is for crowd investors in Bison Venture Partners to co-own our student-managed retail channel. This is the perfect way to create experiential learning for student entrepreneurs. More soon!

Learn more about how you can #invest in our mission: https://lnkd.in/etffxrXP

More updates ahead! #JoinTheHerd 🦬🔥
#BuildInPublic ✊🏿🚀💥

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #community #testing #money #innovation #hbcus #hbcu #venture #venturecapital #angelinvesting #angels #networking #howarduniversity #washingtondc #philadelphia #delaware #Blackbusinesses #womeninbusiness #femalefounders #Blackfounders #investing #nfts #nft #entrepreneurship #mondaymotivation



Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

#Friday Update: I was recently accepted to an accelerator that will be a GAME CHANGER for Bison Venture Partners and our growing investor community. Sneak peak: it has something to do with Yum! Brands... 😋😮

Additionally, Bison Venture Partners has made a deposit on a physical distribution channel for Black & Women-Owned businesses in our network. Let's just say, things are about to #POP!

Learn more about how you can #invest in our mission: https://lnkd.in/etffxrXP

More exciting updates ahead! #JoinTheHerd

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #community #testing #money #innovation #hbcus #hbcu #venture #venturecapital #angelinvesting #angels #networking #howarduniversity #washingtondc #philadelphia #delaware #Blackbusinesses #womeninbusiness #femalefounders #Blackfounders #investing #nfts #nft



Our Decade Ahead
$100 Million to Black-Owned Businesses
Through investment-readiness programs and partnerships with capital allocators, we'll help Black business owners secure funding.
10,000 New Angel Investments
Leveraging Equity Crowdfunding & Angel Syndicates, we'll empower community members to build wealth by investing in private companies.
Supporting 1,000 Women-Owned Businesses
When women business owners succeed, our communities are stronger. Our goal is to narrow both the racial & gender wealth gaps.
Creating 1,000 New Jobs
In addition to helping entrepreneurs secure growth capital, we have a priority to help them put diverse talent to work in good paying jobs.
Bison
Venture Partners

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

#UPDATE: I was recently accepted to an accelerator that will be a GAME CHANGER for Bison Venture Partners and our growing investor community. Sneak peak: it has something to do with Yum! Brands... 😋😮

Additionally, Bison Venture Partners is in the process of acquiring a physical distribution channel for Black & Women-Owned businesses in our network. Let's just say, things are about to #POP!

Learn more about how you can #invest in our mission: https://lnkd.in/etffxrXP

More exciting updates ahead! #JoinTheHerd

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #community #testing #money #innovation #hbcus #hbcu #venture #venturecapital #angelinvesting #angels #networking #howarduniversity #washingtondc #philadelphia #delaware #Blackbusinesses #womeninbusiness #femalefounders #Blackfounders #investing #nfts #nft #BisonVenturePartners #investor #acquisition #mergersandacquisitions #stocktheshelves

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

UPDATE: I'm so excited to share that Bison Venture Partners has been featured in Dawn Dickson-Akpoghene's latest list of Early-Stage Angel Investments to Invest in TODAY!

Why is this so exciting? Well, if you don't know, Dawn is the QUEEN of crowdfunding, and she was the first woman in history to raise $1 Million via crowdfunding. As the founder of PopCom & Flat Out of Heels, she's raise more than $6 Million from 10,000 investors to date!

Needless to say, we're so honored to be featured, and excited to share another exciting update soon!

Full article: https://lnkd.in/eZWkqvDd

Learn more about Bison Venture Partners here: https://lnkd.in/etffxrXP

Legal disclosure: https://lnkd.in/eVgS6qVh

#JoinTheHerd #Equity #Entrepreneurship #VentureCapital #EquityCrowdfunding #Crowdfunding #Community #Students #Innovation #Inclusion #DEI #Management #update #wednesdaywisdom #share #Leadership #HowardUniversity #Funding #retail #investing #angelinvesting #Wefunder #Republic #StartEngine



Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

Did you know that #RegCF allows everyday people to #invest in privately held small businesses and tech startups? In my view, this is how we democratize #access to #wealth building for all, and through Bison Venture Partners, we aim to help our communities maximize these opportunities: https://lnkd.in/etffxrXP

We believe in it so much much that we're using #EquityCrowdfunding to raise our startup funds. This means that anyone interested can #invest in our mission: https://lnkd.in/etffxrXP

Be sure to also keep an eye out for updates from Jason M. Coles, MBA, MCSA, Founder & CEO of Shop Katika!

Visit our campaign to learn more and #JoinTheHerd! https://lnkd.in/etffxrXP
...

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#innovation #equity #inclusion #diversity #ownership #hbcus #HowardUniversity #homecoming #howardhomecoming #startups #venturecapital #equitycrowdfunding #regcf #wealthbuilding #crowdfdunding #november #fundraising #startup #tech #earnyourleisure #socialproof #hbcu #MondayMotivation


cic
HOWARD

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
4mo •

Ever wanted to invest in #HBCU entrepreneurs but didn't know how? Well, our new company, Bison Venture Partners, has a solution!

Check out our equity crowdfunding campaign to learn how we plan on building a more equitable future: https://lnkd.in/etffxrXP

#JoinTheHerd #Equity #Entrepreneurship #VentureCapital #EquityCrowdfunding #Crowdfunding #Community #Students #Innovation #Inclusion #DEI #Management #Leadership #HowardUniversity #Homecoming #Funding

See legal disclosures: https://lnkd.in/eVgS6qVh

Garry Johnson III (He/Him)
Award-Winning Entrepreneur | Inclusive Ecosystem Builder
5mo •

Excited to share my new startup! Bison Venture Partners is building an #HBCU student-owned startup studio to incubate talent from the nation's finest institutions.

We're #fundraising using equity #crowdfunding, so anyone interested can #invest in our mission: https://lnkd.in/etffxrXP

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. Legal Disclosure: No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#innovation #equity #inclusion #diversity #ownership #hbcus #HowardUniversity #homecoming #howardhomecoming #startups #venturecapital #equitycrowdfunding #regcf #wealthbuilding


Bison
Venture Partners
An HBCU student-owned management consulting firm.

Updates for #TheHerd

Inbox ×

Garry Johnson III <garry@johnsoniii.co>
to Garry

Thu, Dec 9, 2021, 9:52 AM

Hi Garry,

First, I want to personally THANK YOU for committing to our Bison Venture Partners equity crowdfunding campaign! It truly means the world that you believe in our vision enough to invest in our long-term success.

Goal #1) Raise a minimum of $50,000 from friends and family

We are 'testing the waters' on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. This means that our campaign will not become an official fundraise until we demonstrate we're able to raise a minimum of $50k on the platform. That being said, ***we need your help to reach that initial goal!*** ***View our campaign here.***



Goal #2) Acquire Our First PopShop Automated Storefront

In case you missed it: Dawn Dickson-Akpoghene, Founder & CEO of PopCom even featured us as an "Early-Stage Start up Companies to Invest in TODAY"

Our first $30,000 raised will be used to acquire a PopShop robotic storefront, cover software costs for 1 year, and manage the operation of our machine. We've already made a deposit on a machine, and we're working closely with Howard University to explore placement options. We're also in discussions with vendors and small business partners excited to collaborate.

Key PopShop Features: Monitor inventory, sales, and clickthrough/conversion rates on your robotic storefront product listings in real-time. Measure traffic at and around your machine with anonymous engagement, conversion, and dwell-time metrics. Anonymous age, gender, and emotional sentiment analysis during browsing. Bolster omnichannel growth with email/SMS marketing, reviews, promos, social sharing, surveys, and more.

Our long-term strategy here is to achieve a franchiseable model allowing us to scale by acquiring additional machines to be operated at various locations across the country.

View our campaign here.

Hello Charles and Garry,

I would definitely be interested in a collaboration for the

kiosk to be placed in four libraries total and to start out with two branches, as a pilot:

1. The Undergraduate Library*
2. The Business Library*
3. The School of Law Library
4. The Louis Stokes Health Sciences Library

(Above: Recent Correspondence with the Howard University Library System)



Being GSSN
415+
40%
$1.2M
91%
2,000+
$4.1M

Goal #3)
Join the Global Startup Studio Network (GSSN) & Start Building

We'll be covering costs to participate in the Global Startup Studio Network's next cohort to begin building out our own innovation studio while learning from leaders in the industry. Participation in the program, in addition to GSSN membership, will total roughly $10,000. The next cohort kicks off in February 2022.

Program Details: A structured, 7-week bootcamp where you'll design your studio's playbook with input from industry leaders and a peer group. You will turn company building into a science. Get the frameworks & tools you need to succeed, and learn to recruit the top human & financial capital to create high-impact startups from scratch, time and time again.

In anticipation of joining this phenomenal community that will accelerate our growth, we're connecting with other startup studios such as Talino Venture Labs who've successfully raised from the community via equity crowdfunding. ***View our campaign here.***

Asks:
We need your help to achieve our fundraising goal, so please feel free to share our campaign within your networks and across social media. Additionally, feel free to email me at garry@bv.parters with any recommendations for connections, partners, or resource providers. We're all in this together!

Legal Disclosure:
We are 'testing the waters' on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you!
Garry